UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

U.S. AUTO PARTS NETWORK, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons Sol Khazani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,539,671(1)

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 2,539,671(1)

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,671(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.73%*

12.	Type of Reporting Person (See Instructions) IN

*                 Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

(1)         Consists of (i) 1,956,211 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends, and (iv) 344,827 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 90343C100

1.	Names of Reporting Persons Sol Khazani Living Trust Established June 1, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The trust is governed by the laws of the state of California.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,539,671(1)

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 2,539,671(1)

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,671(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.73%*

12.	Type of Reporting Person (See Instructions) OO

*                 Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

(1)         Consists of (i) 1,956,211 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends, and (iv) 344,827 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 90343C100

1.	Names of Reporting Persons Sol Khazani Annuity Trust Established November 18, 2006

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The trust is governed by the laws of the state of California.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,539,671(1)

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 2,539,671(1)

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,671(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.73%*

12.	Type of Reporting Person (See Instructions) OO

*                 Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

(1)         Consists of (i) 1,956,211 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends, and (iv) 344,827 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 90343C100
Item 1	(a).	Name of Issuer: U.S. Auto Parts Network, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 16941 Keegan Avenue, Carson, California 90746

Item 2	(a).	Names of Persons Filing: Sol Khazani, the Sol Khazani Living Trust Established June 1, 2007 and the Sol Khazani Annuity Trust Established November 18, 2006
Item 2	(b).

Address of Principal Business Office or, if none, Residence:
Sol Khazani

Sol Khazani Living Trust Established June 1, 2007

Sol Khazani Annuity Trust Established November 18, 2006

c/o U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, California 90746

Item 2	(c).

Citizenship:
Sol Khazani is a citizen of the United States of America.

The Sol Khazani Living Trust Established June 1, 2007 is a trust formed under the laws of the State of California.

The Sol Khazani Annuity Trust Established November 18, 2006 is a trust formed under the laws of the State of California.

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2	(e).	CUSIP Number: 90343C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 90343C100
Item 4.	Ownership.
		As of May 11, 2018:
	(a)	Amount beneficially owned:
		Sol Khazani	2,539,671
		Sol Khazani Living Trust Established June 1, 2007	2,539,671
		Sol Khazani Annuity Trust Established November 18, 2006	2,539,671
	(b)	Percent of class:
		Sol Khazani	6.73%
		Sol Khazani Living Trust Established June 1, 2007	6.73%
		Sol Khazani Annuity Trust Established November 18, 2006	6.73%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:
		Sol Khazani	2,539,671
		Sol Khazani Living Trust Established June 1, 2007	2,539,671
		Sol Khazani Annuity Trust Established November 18, 2006	2,539,671
		(ii)	Shared power to vote or to direct the vote:
		Sol Khazani	0
		Sol Khazani Living Trust Established June 1, 2007	0
		Sol Khazani Annuity Trust Established November 18, 2006	0
		(iii)	Sole power to dispose or to direct the disposition of:
		Sol Khazani	2,539,671
		Sol Khazani Living Trust Established June 1, 2007	2,539,671
		Sol Khazani Annuity Trust Established November 18, 2006	2,539,671
		(iv)	Shared power to dispose or to direct the disposition of:
		Sol Khazani	0
		Sol Khazani Living Trust Established June 1, 2007	0
		Sol Khazani Annuity Trust Established November 18, 2006	0

The shares of Common Stock beneficially owned by Sol Khazani consists of (i) 1,956,211 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends, and (iv) 344,827 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This filing is on behalf of Sol Khazani, the Sol Khazani Living Trust Established June 1, 2007 and the Sol Khazani Annuity Trust Established November 18, 2006 as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2018
(Date)

/s/ SOL KHAZANI
Sol Khazani

SOL KHAZANI LIVING TRUST ESTABLISHED JUNE 1, 2007

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Sole Trustee

SOL KHAZANI ANNUITY TRUST ESTABLISHED NOVEMBER 18, 2006

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Sole Trustee